

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

December 17, 2009

<u>Via Facsimile and U.S. Mail</u>

Syd Ghermezian
Pacific International Group Holdings LLC
9440 West Sahara Avenue, Suite 240
Las Vegas, Nevada 89117

>   **Re: Platinum Energy Resources, Inc.**
>   **Schedule TO-T/13E-3 filed December 10, 2009**
>   **File No. 5-81107**

Dear Mr. Ghermezian:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO/13E-3

1. Please tell us what consideration was given to whether Messrs. Syd Ghermezian and Barry Kostiner and the issuer are affiliates engaged in the going private transaction and, accordingly, should be filing persons on the Schedule 13E-3? Please advise or revise the Schedule 13E-3 to include these parties as filing persons. For help in making this determination, please review Section II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov.

2. Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its

Instructions for any filing person added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which he/she relied in reaching such conclusion. <u>See</u> Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

3. We note from the disclosure that since December 2007 you have continued to acquire shares on the open market and through private purchases. Provide us with a written analysis for why these securities acquisitions did not constitute the first steps in the going private transaction. See Rule 13e-3(a)(3) and Question & Answer No. 4 of Exchange Act Release No. 34-17719. In your supplemental response, please highlight the progression of the discussions by all parties regarding the consideration of a potential going private transaction.

4. Please make all disclosures required by the items referenced in General Instruction C with respect to each member of management or control person of Pacific International Group.

5. We note your disclosure in several places that you take no responsibility for the accuracy of any information not supplied by you. As each filing person is a signatory to the Schedule 13E-3, the cited statement is inconsistent with the public disclosures otherwise made in the filing. Please revise to remove the apparent disclaimer that the filing party does not bear responsibility, and thus is not subject to liability, for the disclosures made in the Schedule 13E-3.

<u>Fee Table</u>

6. It appears that you did not include all shares underlying exercisable options, whether or not in-the-money in determining the appropriate filing fee. Unless you have a written agreement preventing option holders from exercising and tendering into the offer, you must take into account <u>all</u> shares that could possibly be tendered, including shares acquired as the result of the exercise of outstanding options. Since you are offering to purchase up to all of the outstanding shares, please recalculate the fee so that it is based on the total aggregate number of shares that could potentially be tendered in the offer by assuming all options will be exercised and shares tendered.

<u>Offer to Purchase</u>

<u>Special Note Regarding Forward-Looking Statements, page 2</u>

7. Please revise to omit the references to Section 27A of the Securities Act and Section 21E of the Exchange Act since the safe harbor does not apply to

statements made in connection with going private transactions or tender offers. Refer to Section 27A(b)(1)(E) and (b)(2)(C) and Section 21E(b)(1)(E) and (b)(2)(C).

Summary Term Sheet

8. Please revise your summary term sheet to include a brief summary of all the significant terms of the tender offer and going private transactions. For example, your summary term sheet should include a brief discussion of the following:

- Principal advantages and disadvantages of the tender offer and going private transactions;
- Identity of affiliates engaged in the going private transaction, a description of their relationship with the issuer and their role in the transactions;
- The decision by the filing persons not to seek a report, opinion or appraisal from an outside party relating to the fairness of the consideration offered to unaffiliated stockholders; and
- The accounting treatment of the transaction.

Refer to Item 1001 of Regulation M-A and also Section II.F.2 of the Securities Act Release No. 7760 for a discussion of other issues that may be appropriately disclosed in the summary term sheet.

What are the most important conditions to the Offer, page 4

9. We note the bidder's right to waive conditions. If the bidder decides to waive any material conditions, please note that the bidder must expressly announce its decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, it appears that the waiver of the Threshold Condition would constitute a material change requiring that at least five business days remain in the offer after such waiver. Please provide us with the bidder's views on this issue. See Rule 14d-4(d).

10. Please advise as to whether the number of shares that would have to be tendered to satisfy the Threshold Condition should be revised to reflect the outstanding options, or revise.

Have you held discussions with Platinum in the last two years…, page 5

11. Please revise the first sentence to state whether you held any discussions with Platinum *during the past two years*. Refer to Item 1005(b) and (c) of Regulation M-A. In this regard, we note that Mr. Kostiner, who was the former CEO of Platinum and is currently a director of Platinum, was also the co-founder and manager of BEL.

<u>What is Pacific's position as to the fairness of the transaction, page 6</u>

12. Please revise throughout your document to clearly state whether each filing
    person believes that the transaction is fair to security holders <u>unaffiliated with the
    issuer</u>, Platinum Energy, rather than unaffiliated with Pacific International Group.
    Refer to Item 1014(a) of Regulation M-A.

<u>How will my employee stock options be treated in the Offer…, page 7</u>

13. Please revise throughout your document to disclose that the offer includes the
    shares issuable upon exercise of Platinum's stock options, or advise us.

<u>Introduction, page 8</u>

14. We note that there are no outstanding options with an exercise price less than
    $0.50. Please revise here and on pages 15 and 16 to disclose the total number of
    outstanding options.

<u>Special Factors, page 9</u>

15. Please move the Special Factors section so that it appears immediately after the
    Summary Term Sheet. Refer to Rule 13e-3(e)(1)(ii). In this regard, please move
    the section entitled, "Introduction," so that it appears after the "Special Factors"
    section.

<u>Background of This Offer, page 19</u>

16. Please substantially revise the Background section to further describe each
    contact, meeting, or negotiation that took place and the substance of the
    discussions or negotiations at each meeting. Please identify any members of
    management of the issuer or bidder, any counsel and any advisors that were
    present at each meeting. Please also revise so that it is clear how the final
    structure and terms were determined. In addition, please revise to describe any
    alternative means to accomplish the stated purposes that were considered,
    including a business combination transaction or continuing as a public company.
    Refer to Item 1013(b) of Regulation M-A.

17. Please revise to describe the reasons for undertaking the tender offer at this
    particular time, as opposed to another time in the issuer's operating history. Refer
    to Item 1013(c) of Regulation M-A. For instance, address whether the recent low
    trading prices were a reason for undertaking the tender offer at this time.

Position of the Offeror Regarding the Fairness of the Offer, page 10

Factors Supportive of the Offeror's Fairness Determination, page 10

18. Please revise the first sentence to clarify that you are discussing substantive fairness. Please also revise the second bullet to clarify how it supports the fairness determination and the sixth bullet to further describe how the Offer price represents the purchase price that was negotiated with sophisticated sellers.

Factors Not Considered, page 11

19. We note that you did not consider liquidation value. Please disclose any calculations of liquidation value.

20. Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for security holders. In this regard, it does not appear that you have fully addressed going concern value and previous purchase prices. See Q&A No. 20 in Exchange Act Release No. 17719.

21. Please revise to include the affirmative statement required by Items 1014(c) of Regulation M-A.

Plans for Platinum After the Offer Certain Effects of the Offer, page 12

22. Please describe and quantify both the benefits and detriments to the subject company, its affiliates and unaffiliated security holders. Refer to Item 1013(d) and Instruction 2 to Item 1013 of Regulation M-A. For example, expand your discussion of the detriments to unaffiliated security holders relating to the transaction to address the following:

   • The rights and protections that the federal securities laws provide to security holders;
   • The substantive disclosure requirements that the federal securities laws, including the Sarbanes Oxley Act of 2002, require of public companies; and
   • The reporting obligations for officers, directors, and principal stockholders of public companies.

23. Please describe the affiliates' interest in the issuer's net earnings in terms of dollar amounts and percentages. Refer to Instruction 3 to Item 1013 of Regulation M-A.

In addition, please disclose whether the affiliates will benefit from any operating loss carryforwards and quantify these amounts, if applicable.

24. Please discuss, here or in the tax consequences section, the tax effects to the issuer, its affiliates and unaffiliated security holders. Refer to Item 1013(d) of Regulation M-A.

Transactions and Arrangements Concerning the Shares, page 15

25. Please revise to provide the information required by Item 1002(f) of Regulation M-A

Acceptance for Payment and Payment for Shares, page 17

26. We note that you state that you will pay for tendered shares "as soon as practicable" after the expiration date. Please revise or explain to us how you are complying with Rule 14e-1(c) and the requirement to pay the consideration or return the securities "promptly" after the termination or expiration of the offer.

27. We note that on page 18 and on page 3 of the transmittal letter, you state that you reserve the right to transfer or assign the right to purchase shares in this offer. Please confirm your understanding that any entity to which you assign the right to purchase shares in this offer must be included as a bidder in this offer. Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

Determination of Validity, page 19

28. Explain to us the purpose of the language that any determination by you concerning the terms of the offer "will be final and binding on all parties." Please delete this language or disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

Conditions to the Offer, page 26

29. Please note that all conditions of the offer, other than those dependent upon the receipt of necessary government approvals, must be satisfied or waived before the expiration of the offer. We note your reference to "prior to the time of payment" in the first paragraph; since the date of payment for shares is not the same as the expiration date, please revise.

30. Please refer to the last paragraph on page 27 relating to your failure to exercise any of the rights described in this section. This language implies that once a

condition is triggered, you must decide whether or not to assert it. Please note that when a condition is triggered and you decide to proceed with the offer anyway, the staff believes that this constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language suggests, simply fail to assert a triggered condition and effectively waive it without officially doing so. Please confirm your understanding supplementally, or revise your disclosure.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from all bidders (and all additional filing persons) acknowledging that:

- the bidder (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the bidder (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: Jeffrey A. Legault, Esq.
        Cadwalader, Wickersham & Taft LLP